UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-10312

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.

1111 BAY AVENUE

SUITE 500

COLUMBUS, GEORGIA 31901

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Financial Statements

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Synovus Financial Corp.

     2011 Director Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Director Stock Purchase Plan as of December 31, 2012 and 2011 and the related statements of operations and changes in plan equity for the year ended December 31, 2012 and period from inception (June 1, 2011) to December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Synovus Financial Corp. 2011 Director Stock Purchase Plan as of December 31, 2012 and 2011, and the results of its operations and changes in its plan equity for the year ended December 31, 2012 and period from inception (June 1, 2011) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 29, 2013

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 2012 and 2011

Assets	2012	2011

Common stock of Synovus Financial Corp., at fair value – 4,255,125 and 3,958,026 shares (cost $9,122,156 and $8,578,426)	$10,425,055	5,580,817
Contribution receivable	151,000	164,111
Dividends receivable	42,749	39,680

	$10,618,804	5,784,608

Plan Equity

Plan equity (376 and 552 participants)	$10,618,804	5,784,608

See accompanying notes to financial statements.

2

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity

Year ended December 31, 2012 and

period from inception (June 1, 2011) to December 31, 2011

		2012	2011
Investment income (loss):
Dividend income	$	163,030	109,068
Realized loss on distributions/withdrawals to participants (note 7)		(147,151)	(112,889)
Unrealized appreciation (depreciation) of common stock of Synovus Financial Corp. (note 6)		4,300,508	(2,997,609)

Total investment income (loss)		4,316,387	(3,001,430)

Contributions (note 5):
Participants		1,439,035	868,350
Synovus Financial Corp. and participating subsidiaries and divisions		719,518	434,175

Total contributions		2,158,553	1,302,525

Withdrawals by participants – common stock of Synovus Financial Corp., at fair value (832,777 and 189,433 shares, respectively)		(1,640,744)	(307,801)

Rollover from predecessor plan, at fair value (note 1)		—	7,791,314

Net increase in plan equity		4,834,196	5,784,608

Plan equity at beginning of period		5,784,608	—

Plan equity at end of period	$	10,618,804	5,784,608

See accompanying notes to financial statements.

3

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

On February 16, 2011, the board of directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of June 1, 2011. On June 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Director Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating directors of Synovus Financial Corp. (Synovus) and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus, Synovus Bank, and any division of Synovus Bank (the Participating Affiliates).

Synovus serves as the Plan Administrator. The Plan agent is American Stock Transfer & Trust, LLC, hereafter referred to as “Agent.”

Any person who currently serves or in the future is elected to serve as director of Synovus or Synovus Bank or as an advisory director or divisional advisory director of any division of Synovus Bank is eligible to participate in the Plan. Participants may contribute to the Plan only through automatic transfers of contributions from their designated demand deposit accounts. Contributions by directors of Synovus Bank or any division of Synovus Bank may not exceed $1,000 per calendar quarter. Contributions by directors of Synovus may not exceed $5,000 per calendar quarter. Matching contributions to the Plan are to be made by the Participating Affiliates in an amount equal to 0% to 50% of each participant’s contribution, with the applicable match to be set from time to time by Synovus’ board of directors. The match was 50% at December 31, 2012. Effective February 1, 2013 the Board has approved a change to reduce the matching contribution to 15%. At any time Synovus may change the matching contribution without an amendment to the Plan. All contributions to the Plan vest immediately.

The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.

The Plan maintains an account balance for each participant equal to the number of shares of Synovus common stock purchased on his/her behalf, plus related investment income or loss. Each participant has the rights and powers of ordinary Synovus shareholders over the shares of common stock held for his or her benefit in the Plan, including the right to vote his or her shares. Each participant will receive cash dividends, stock dividends, stock splits and similar changes in ownership for the shares held in the Plan to the same extent as other ordinary Synovus shareholders.

The Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six month holding period, the Plan provides that each participant may withdraw at any time all or part of the full number of shares in his or her account balance. The participant may elect to receive the proceeds in the form of shares of common stock of Synovus or in a lump-sum cash distribution.

4	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Plan provides that upon termination of participation in the Plan, each former participant will receive, at his or her discretion, (i) the full number of shares of Synovus common stock held on his or her behalf by the Agent, together with a check for any fractional share interest, or (ii) a lump-sum cash distribution for the proceeds of the sale of all shares held on his or her behalf by the Agent.

Participation in the Plan shall automatically terminate upon termination of a participant’s status as a director whether by death, retirement, resignation, or otherwise.

Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or the Participating Affiliates prior to the date of such amendment or termination.

Synovus reserves the right to suspend Participating Affiliate contributions to the Plan at anytime.

(2)	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan’s investment in Synovus common stock is stated at fair value, which is based on the closing price at year-end obtained by using market quotations on the New York Stock Exchange, the principal public exchange market for which such securities are traded. The December 31, 2012 and 2011 fair value was $2.45 and $1.41 per share, respectively.

The Plan’s investment in the common stock of Synovus is exposed to market and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

The realized gain or loss on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.

Purchases and sales of Synovus common stock are reflected on a trade-date basis. Dividend income is accrued on the record date.

Contributions by participants and Participating Affiliates are accounted for on the accrual basis. Withdrawals are accounted for upon distribution. At December 31, 2012 and 2011, Plan investments include 87,234 and 22,875 shares held by 10 and 13 terminated directors, respectively, who have not yet requested distribution in accordance with the terms of the Plan.

5	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)	Fair Value Measurements

The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 – inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.

Management of the Plan also believes that the carrying amount of the receivables is a reasonable approximation of fair value due to their short-term nature.

(4)	Tax Status of the Plan

The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by the Participating Affiliates. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant or the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

6	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Contributions

Contributions by Participating Affiliates and by participants are as of December 31, 2012 and 2011 are as follows:

	2012
		Participating
Participating affiliates	Participants	affiliates

Synovus Financial Corp.	$188,853	94,426
Columbus Bank and Trust Company	104,366	52,183
Commercial Bank and Trust Company of Troup County	23,524	11,762
Commercial Bank of Thomasville	48,373	24,186
SB&T	83,824	41,912
The Coastal Bank of Georgia	32,249	16,124
First State Bank and Trust Company	50,361	25,180
Cohutta Banking Company	21,536	10,768
Bank of Coweta	23,855	11,928
First Community Bank of Tifton	31,807	15,903
Community Bank and Trust of Southeast Alabama	31,807	15,903
CB&T of Middle Georgia	48,704	24,352
First Coast Community Bank	14,577	7,289
CB&T of East Alabama	35,782	17,891
Sea Island Bank	59,417	29,708
Citizens First Bank	46,054	23,027
AFB&T	59,969	29,984
Coastal Bank and Trust of Florida	43,734	21,867
First Commercial Bank (Birmingham)	46,716	23,358
The Bank of Tuscaloosa	59,969	29,985
Sterling Bank	35,451	17,726
First Bank of Jasper	29,156	14,578
First Commercial Bank (Huntsville)	34,126	17,063
Tallahassee State Bank	20,542	10,271
NBSC	63,614	31,807
Bank of North Georgia	35,672	17,836
Georgia Bank and Trust	21,204	10,602
The Bank of Nashville	35,783	17,891
Trust One Bank	28,494	14,247
Synovus Bank of Jacksonville	24,186	12,093
Synovus Bank	55,330	27,668

Total contributions	$1,439,035	719,518

7	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2011
		Participating
Participating affiliates	Participants	affiliates

Synovus Financial Corp.	$92,500	46,250
Columbus Bank and Trust Company	65,778	32,889
Commercial Bank and Trust Company of Troup County	15,111	7,556
Commercial Bank of Thomasville	29,000	14,500
SB&T	61,444	30,722
The Coastal Bank of Georgia	22,111	11,056
First State Bank and Trust Company	33,333	16,667
Cohutta Banking Company	13,852	6,926
Bank of Coweta	14,333	7,167
First Community Bank of Tifton	20,000	10,000
Community Bank and Trust of Southeast Alabama	18,667	9,333
CB&T of Middle Georgia	30,333	15,167
First Coast Community Bank	8,554	4,277
CB&T of East Alabama	20,000	10,000
Sea Island Bank	34,333	17,167
Citizens First Bank	25,667	12,833
AFB&T	35,667	17,833
Coastal Bank and Trust of Florida	28,333	14,167
First Commercial Bank (Birmingham)	28,000	14,000
The Bank of Tuscaloosa	37,333	18,667
Sterling Bank	21,000	10,500
First Bank of Jasper	17,444	8,722
First Commercial Bank (Huntsville)	21,000	10,500
Tallahassee State Bank	14,222	7,111
NBSC	37,000	18,500
Bank of North Georgia	22,889	11,444
Georgia Bank and Trust	12,444	6,222
The Bank of Nashville	19,333	9,667
Trust One Bank	18,667	9,333
Synovus Bank of Jacksonville	15,667	7,833
Synovus Bank	34,335	17,166

Total contributions	$868,350	434,175

8	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Unrealized Appreciation (Depreciation) in Common Stock of Synovus Financial Corp.

Changes in unrealized appreciation (depreciation) in Synovus common stock are for the periods ending December 31, 2012 and 2011 are as follows:

	2012	2011
Unrealized appreciation (depreciation) at beginning of period	$(2,997,609)	—
Unrealized appreciation (depreciation) at end of period	1,302,899	(2,997,609)

Total unrealized appreciation (depreciation)	$4,300,508	(2,997,609)

(7)	Realized Loss on Withdrawal/Distributions to Participants

The realized loss on withdrawal/distributions to participants is summarized for the periods ending December 31, 2012 and 2011 are as follows:

	2012	2011
Fair value at date of distribution or redemption of shares of Synovus common stock	$1,640,744	307,801
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	1,787,895	420,690

Total realized loss	$(147,151)	(112,889)

9

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Director Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN BY: SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 29, 2013	By:	/s/ Samuel F. Hatcher
Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary